February 3, 2005


via facsimile and U.S. mail

Mr. Howard Malovany
Vice President, Secretary, and General Counsel
Wm. Wrigley Jr. Company
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois  60611

Re:	Wm Wrigley Jr. Company
	Preliminary Proxy Materials filed January 20, 2005
	Draft supplemental materials provided February 2, 2005
      File No. 1-00800


Dear Mr. Malovany:

      We have limited our review of the above-referenced filing to the information currently omitted from your proxy materials and outstanding comments on your Form 10-K. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have omitted large amounts of information from your preliminary proxy materials, which you have since provided to us supplementally. In the future, include such information in your preliminary proxy materials. If such information may be subject to change, provide that information as of the most recent practicable date prior to filing. See Rule 14a-5(b) under the proxy rules.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Melinda Kramer at (202) 942-1938 or, in her absence, the undersigned, at (202) 942-1870, with any other questions. Address all correspondence to mail-stop 04-05.

      						Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	Melinda Kramer
??

??

??

??

Wm Wrigley Jr. Co.
February 3, 2005
page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE